SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FIRST QUARTER 2010 CONSOLIDATED RESULTS

May 03, 2010 – VIVO Participações S.A. announces today its consolidated results for the first quarter 2010 (1Q10). The Company’s operating and financial information is presented in Brazilian Reais in accordance with Brazilian Corporate Law, and the comparable figures refer to the first quarter 2009 (1Q09), except as otherwise mentioned.

Vivo closed the quarter by consolidating its position, achieving for the seventh consecutive month the leadership in share of net additions. Every month Anatel discloses the ranking of complaints received by the agency and, since February 2008, Vivo has recorded the lowest number of claims among the mobile telephone operators in Brazil. When we look at our financial and operating indicators, we see that Vivo has shown a remarkable balance between growth and value generation. In this last quarter Vivo has maintained differentiated profitability levels while increasing its revenue and market share.

Price as of
04/30/2010

Per share
ON - VIVO3 - R$ 46.29
PN - VIVO4 -  R$ 46.20
ADR – VIV – US$ 26.47

Capital Stock
03/31/2010

Free Float- ON Shares       11.1%
Free Float- PN Shares       55.5%
Free Float- Total               40.3%
Treasury Shares                  0.3%
Controlling Group             59.4%
Total ON Shares      137.269.188
Total PN Shares       263.444.639

 Stock Performance
In 1Q10

Market Cap R$  19.4 billion as of 03/31/2010

HIGHLIGHTS

  Net profit of R$ 191.9 million in 1Q10, 44.3% higher than the amount recorded in 1Q09;
  In complying with its priority goal of delivering the best services to its customers, Vivo has continued to consistently achieve quality levels higher than its competitors’.
  In March, Vivo’s customer base reached 53,949 thousand accesses, a growth of 18.2% in relation to 1Q09, thus recording a market share of 30.12%, which represents an increase for the seventh consecutive month. In the post-paid segment, the market share was 33.5%, keeping its leadership in the domestic market in these two indicators;
  In 1Q10 Vivo managed to attract 2,205 thousand new customers, 33% in the post paid segment. The share of net additions reached 42.8%. In the post paid segment the share of net additions was 71.5%. Total growth recorded in terms of net additions in relation to 1Q09 was 216.8%;
  The access to 3G data plans, through smartphones and data cards, grew 149% in the comparison with 1Q09, with an estimated market share of 41% in march 2010;
  The 3G network serves more than 594 municipalities, reaching more than 61% of the population, increasing its position in relation to the competitors;
  Net Service Revenue of R$3,929.5 million in the quarter represents an increase of 5.8% over 1Q09;
  Recharges, in financial terms, grew 10.4% in 1Q10 in relation to 1Q09, increasing in 9.1 percentage points the proportion of prepaid clients that make recharges;
  Sustained growth in data and VAS revenue, increased 51.8% and 7.3% in the comparison with 1Q09 and 4Q09, respectively, representing 17.5% of the net service revenue in the quarter. Internet revenue grew by 119.8% in relation to 1Q09;
  EBITDA margin in the quarter of 30.1%, remaining stable in percentage terms over 1Q09. EBITDA reached R$ 1,273.7 million in the quarter, a growth of 3.8% in comparison with 1Q09. Excluding the effects of the CPCs adoption, the EBITDA would be R$1,283.8 million, an annual growth of 6.6% and an EBITDA Margin of 30.6%, 70 basis points higher than in the same period of 2009;
  Operating cash generation before investment and financing activities, obtained from the “Indirect Cash Flow” totals R$392.8 million in the quarter;
  The net debt recorded in 1Q10 was R$3,937.6 million, resulting in a Net Debt/EBITDA rate of 0.75.

Basis for presentation of results
Figures disclosed are subject to differences, due to rounding-up procedures. Information for 2009 was prepared on a consolidated basis and, as a consequence of the effects of the adoption of all the CPC pronouncements, whenever applicable, some figures disclosed in 1Q09 and 4Q09 were reclassified in order to allow comparison between the periods. The adoption of such practices has the purpose of complying with the presentation of the financial statements in conformity with the IFRS. With the objective to simplify adaptation of models to these effects more information  can be found in “Annex I” of this report.

HIGHLIGHTS
	Consolidated	Consolidated		Consolidated
R$ million	1 Q 10	4 Q 09	Δ%	1 Q 09	Δ%
Net operating revenue	4,233.2	4,416.3	-4.1%	4,040.4	4.8%
Net service revenues	3,929.5	4,060.8	-3.2%	3,712.9	5.8%
Net handset revenues	303.7	355.5	-14.6%	327.5	-7.3%
Total operating costs	(2,959.5)	(3,014.9)	-1.8%	(2,813.5)	5.2%
EBITDA	1,273.7	1,401.4	-9.1%	1,226.9	3.8%
EBITDA Margin (%)	30.1%	31.7%	-1.6 p.p.	30.4%	-0.3 p.p.
Depreciation and amortization	(871.3)	(830.9)	4.9%	(795.2)	9.6%
EBIT	402.4	570.5	-29.5%	431.7	-6.8%
Net income	191.9	217.2	-11.6%	133.0	44.3%
Capex	328.7	670.7	-51.0%	522.2	-37.1%
Capex over net revenues	7.8%	15.2%	-7.4 p.p.	12.9%	-5.1 p.p.
Operating cash flow	945.0	730.7	29.3%	704.7	34.1%
Change in working capital	0.0	0.0	n.a.	0.0	n.a.
Accesses (thousand)	53,949	51,744	4.3%	45,641	18.2%
Net additions (thousand)	2,205	2,897	-23.9%	696	216.8%

                                      Investments (CAPEX)

3G coverage serves approximately 600 municipalities and more than 61% of the population.

CAPEX represents 7.8% of the net revenue in 1Q10. The expenditures in this quarter were mainly intended to: increase coverage of the networks for supporting voice and data demand, expansion of the capacity in regions where demand exists, and achievement of goals set forth by Anatel. In 1Q10, CAPEX totaled R$328.7 million, lower than the amount recorded in the same period of last year due to different seasonality of the projects in the periods. For fiscal year 2010, approved CAPEX is of R$2,490 million.

CAPEX - VIVO
	Consolidated
R$ million	1 Q 10	4 Q 09	1 Q 09
Network	214.6	403.7	364.2
Technology / Information System	29.2	114.6	53.7
Products and Services, Channels, Administrative and others	84.9	152.4	104.3
Total	328.7	670.7	522.2
% Net Revenues	7.8%	15.2%	12.9%

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of Brazilian reais)	1Q10	4Q09	1Q09
Cash generation provided by operating activities	392.8	1,139.4	739.4
Cash applied by investing activities	(451.0)	(452.0)	(728.7)
Cash flow after investing activities	(58.2)	687.4	10.7
Cash applied by financing activities	(394.5)	(286.2)	(456.3)
Cash flow after financing activities	(452.7)	401.2	(445.6)
Cash and Equivalents at the beginning	1,258.6	857.4	2,182.9
Cash and Equivalents at the end	805.9	1,258.6	1,737.3

Operating cash generation of R$ 392.8 million in 1Q10

In 1Q10 the Company generated R$392.8 million of operating cash, which was used for payments of investments effected (R$ 451.0 million), resulting in a net consumption of R$58.2 million in the cash flow after investment activities. Cash applied in financing activities presented a net consumption of R$394.5 million due to payment of loans and their related hedges due in the period. After the financing activities, the Company recorded cash and cash equivalent consumption of R$452.7 million.

In the comparison with 4Q09, a reduction of R$746.6 million was recorded in cash generated from operating activities. This reduction is due to increased operating payments, mainly caused by disbursement of the TFF (Inspection and Operation Fee), which is annually paid to Anatel in March. The investment activities recorded similar cash consumption, resulting in a cash flow after the investment activities of R$ 745.6 million less than in 4Q09. Added to this result, there was an increase in cash consumption by the financing activities in the amount of R$ 108.3 million, which was mainly caused by the repayment of debentures and other debt (Resolution 2770) due in the period, thus contributing to higher consumption of the cash flow after the financing activities of R$ 853.9 million, reducing the cash and cash equivalents in R$452.7 million.

In the comparison with 1Q09, a reduction of R$346.6 million was recorded in the operating cash flow, which was due to the increase in the operating disbursements, especially the increase in the amount paid to Anatel for the TFF (Inspection and Operation Fee), as a result of the increase in the customer base. On the other hand, the investment activities decreased, generating  R$277.7 million, which resulted in a cash after investment activities lower in R$68.9 million in relation to 1Q09.

The figures mentioned here are part of the “Statement of Indirect Cash Flow” presented on page 15.

CONSOLIDATED OPERATING PERFORMANCE - VIVO
	1 Q 10	4 Q 09	Δ%	1 Q 09	Δ%
Total number of accesses (thousand)	53,949	51,744	4.3%	45,641	18.2%
Contract	10,513	9,784	7.5%	8,794	19.5%
Prepaid	43,436	41,960	3.5%	36,847	17.9%
Market Share (*)	30.12%	29.75%	0.37 p.p.	29.70%	0.42 p.p.
Net additions (thousand)	2,205	2,897	-23.9%	696	216.8%
Market Share of net additions (*)	42.8%	37.0%	5.8 p.p.	23.0%	19.8 p.p.
Market penetration	92.9%	90.5%	2.4 p.p.	80.5%	12.4 p.p.
SAC (R$)	69	62	11.3%	102	-32.4%
Monthly Churn	2.5%	2.5%	0.0 p.p.	2.4%	0.1 p.p.
ARPU (in R$/month)	24.8	27.1	-8.5%	27.3	-9.2%
ARPU Inbound	9.9	11.1	-10.8%	11.5	-13.9%
ARPU Outgoing	14.9	16.0	-6.9%	15.8	-5.7%
Total MOU (minutes)	116	119	-2.5%	77	50.6%
MOU Inbound	25	27	-7.4%	28	-10.7%
MOU Outgoing	91	92	-1.1%	49	85.7%
Employees (**)	12,656	10,598	19.4%	8,234	53.7%
(*) source: Anatel

                                  OPERATING HIGHLIGHTS

Leadership in quality and differentiated offers.
  Vivo’s customer base at the end of 1Q10 recorded 53,949 thousand accesses, of which more than 46 million in GSM/WCDMA technology. Such growth is due to our attractive offers to the pre paid segment, to the wide acceptance obtained by the “Vivo Você” plans and to the outstanding performance in the sales of new accesses relating to data plans. Quality leadership and the portfolio of handsets contributed to such growth, keeping Vivo in a leadership position, with its market share at 30.12%.

  Net additions in 1Q10 totaled 2,205 thousand new accesses, representing a 216.8% growth in relation to 1Q09. With a share of net additions of 42.8%, Vivo was the leader in number of acquisitions.

  Worthy of mention is the 19.5% growth in the post-paid customer base, with a share of net additions of 71.5%, driven by the strong contribution of internet access sales and to the wide acceptance and stimulation to the community concept, as offered by the new “Vivo Você” plans launched in November 2009.

  Our current commercial growth is a result of our current attractiveness on the market, created from the right choices we made in the past such as focusing on satisfaction and loyalty of our customer base and constant quality improvement in everything we do. Worthy of mention is the 19.5% growth in the post paid customer base representing a share of net additions of 71.5% in this segment.

  The “Vivo Você” plans have shown to be a strong instrument for attracting and retaining customers, not only due to their excellent cost-benefit relation but also to the possibility of service customization in accordance with the customers’ needs.

SAC reduced by by 32.4% in 1Q10.
  SAC of R$ 69 in 1Q10 is 32.4% lower than in 1Q09. Such reduction reflects the growth in the additions with SIM Cards only, which reduce expenses with subsidy, as well as lower subsidy to handsets. When compared to 4Q09, the SAC recorded an increase of 11.3%, mainly due to a larger mix of post-paid and data customers, whose terminals have more subsidies, in addition to the Fistel fee. Beginning this quarter, besides the components already used, we started to include expenses with free lease to corporate customers and the Fistel fee in the SAC calculation.

Churn remained stable in the quarter. Customer base growth dilutes ARPU.
  Churn of 2.5% in the quarter, stable between the compared periods, reaffirming our position as the best option among the mobile telephone operators, reflects Vivo’s success in its efforts to retain customers. Vivo has managed to keep this indicator under control thanks to segmented actions.

  Vivo has continued to intensify its efforts for ensuring loyalty and retention of its customer base, minimizing possible impacts arising out of the highly competitive scenario. The Reward Program has continued to be strongly used in the exchange of handsets and in the shielding of the customer base, being consolidated as the main relationship tool as regards post-paid customers.

  The ARPU of R$24.8 in the quarter records a reduction of 9.2% in relation to 1Q09, due to the strategy of adapting prices to the market with the objective of increasing customer base and, as a result, increase revenues. When compared to 4Q09, the ARPU recorded a reduction of 8.5% as a result of the seasonality between the periods. Vivo carries out actions for stimulating communication among its customers, by means of offers of value-added services, thus seeking to offset the effects of the competition actions and of the multiplicity of SIM Cards, which dilute customers’ expenses.

  The Outgoing ARPU in 1Q10 recorded a reduction of 5.7% in relation to 1Q09 and 6.9% in relation to 4Q09, lower than the reduction in the ARPU Blended, due to the adequacy of use by the customers and promotional bonus. The Incoming ARPU, on its turn, decreased by 13.9% in the comparison with the same period of last year, mainly due to the increased penetration of the mobile telephone service in Brazil.

  Worthy of mention is the data ARPU growth, which increased by 30.3% in relation to 1Q09, mainly due to increased use of Vivo Internet, keeping the growth trend of other services and data products, already recorded in prior quarters.

Growth of the outgoing traffic due to the campaigns to increase usage of Vivo services

  The Blended MOU of 116 minutesin 1Q10 increased by 50.6% in relation to 1Q09 and decreased by 2.5% in relation to 4Q09. The growth of the Blended MOU in the quarter is a result of the actions for stimulating usage, especially the “Recarregue e Ganhe” campaign and the “Vivo Você” plans. The reduction recorded in relation to 4Q09 arises out of the seasonality between the compared periods.
  The total traffic recorded a 76.6% growth in 1Q10, in the comparison with 1Q09 and 3.7% in relation to 4Q09, with emphasis to the 119.0% and 5.3% increase, respectively, in the outgoing traffic. Annual growth, mainly in the outgoing segment, is a result of the continued incentive to a higher volume of traffic and to the community concept, started in the previous quarter.

NET OPERATING REVENUES - VIVO
	Consolidated
R$ million	1 Q 10	4 Q 09	Δ%	1 Q 09	Δ%
Access and Usage	1,695.4	1,737.0	-2.4%	1,696.9	-0.1%
Network usage	1,505.2	1,608.9	-6.4%	1,518.5	-0.9%
Data Revenues plus VAS	687.0	640.3	7.3%	452.7	51.8%
SMS + MMS	279.1	294.1	-5.1%	240.0	16.3%
Internet Revenues	366.4	304.7	20.2%	166.7	119.8%
Other Data Revenues plus VAS	41.5	41.5	0.0%	46.0	-9.8%
Other services	41.9	74.6	-43.8%	44.8	-6.5%
Net service revenues	3,929.5	4,060.8	-3.2%	3,712.9	5.8%
Net handset revenues	303.7	355.5	-14.6%	327.5	-7.3%
Net Revenues	4,233.2	4,416.3	-4.1%	4,040.4	4.8%

                                    OPERATING REVENUE

Growth of 5.8% in the net service revenue

Total net revenue recorded a growth of 4.8% over 1Q09. Such variation was due to the growth in the data and VAS revenue, which more than offsets the reduction in the revenue from usage of network and from sales of handsets. The service revenues in the quarter grew 5.8% in relation to the same period of last year. The revenue from the sale of handsets has continued to decrease, mainly as a result of the increase of additions without purchase of handsets.

Access and usage revenue remained stable in relation to 1Q09 due to the adequacy of use and to the bonuses given in the several campaigns to stimulate usage. When compared to 4Q09, it recorded a slight decrease, as a reflex of the seasonality and lower number of business days.

Growth of 52% in data revenues and of 120% in revenues from mobile internet services in 1Q10

Data revenue plus VAS grew 51.8% and 7.3% over 1Q09 and 4Q09, respectively, representing, in this last quarter, 17.5% of the Net Service Revenue. The main factors which contributed to this continued to be: increase in the Vivo Internet customer base as well as the consumption of interactivity services via SMS.

Mobile Internet revenues grew 119.8% over 1Q09 and 20.2% over 4Q09, being the more representative service in the data and VAS revenue (53.3%). In relation to the net service revenue it represents 9.3%. The revenue obtained from SMS + MMS grew 16.3%, when compared to 1Q09.

OPERATING COSTS - VIVO
	Consolidated
R$ million	1 Q 10	4 Q 09	Δ%	1 Q 09	Δ%
Personnel	(243.7)	(236.5)	3.0%	(210.4)	15.8%
Cost of services rendered	(1,281.1)	(1,250.5)	2.4%	(1,053.0)	21.7%
Leased lines	(84.4)	(80.7)	4.6%	(80.0)	5.5%
Interconnection	(671.9)	(701.1)	-4.2%	(547.5)	22.7%
Rent/Insurance/Condominium fees	(96.3)	(79.8)	20.7%	(83.4)	15.5%
Fistel and other taxes and contributions	(251.8)	(253.4)	-0.6%	(187.7)	34.2%
Third-party services	(169.6)	(134.5)	26.1%	(134.5)	26.1%
Others	(7.1)	(1.0)	610.0%	(19.9)	-64.3%
Cost of goods sold	(433.2)	(489.0)	-11.4%	(612.1)	-29.2%
Selling expenses	(846.0)	(884.1)	-4.3%	(763.4)	10.8%
Provision for bad debt	(42.4)	(40.2)	5.5%	(77.6)	-45.4%
Third-party services	(650.2)	(694.6)	-6.4%	(539.2)	20.6%
Customer loyalty and donations	(109.4)	(98.0)	11.6%	(100.1)	9.3%
Others	(44.0)	(51.3)	-14.2%	(46.5)	-5.4%
General & administrative expenses	(154.0)	(160.0)	-3.8%	(161.4)	-4.6%
Third-party services	(123.0)	(126.5)	-2.8%	(124.9)	-1.5%
Others	(31.0)	(33.5)	-7.5%	(36.5)	-15.1%
Other operating revenue (expenses)	(1.5)	5.2	n.a.	(13.2)	-88.6%
Operating revenue	86.2	93.1	-7.4%	63.3	36.2%
Operating expenses	(93.6)	(102.0)	-8.2%	(95.8)	-2.3%
Other operating revenue (expenses)	5.9	14.1	-58.2%	19.3	-69.4%
Total costs before depreciation / amortization	(2,959.5)	(3,014.9)	-1.8%	(2,813.5)	5.2%
Depreciation and amortization	(871.3)	(830.9)	4.9%	(795.2)	9.6%
Total operating costs	(3,830.8)	(3,845.8)	-0.4%	(3,608.7)	6.2%

            OPERATING COSTS

Optimum allocation of funds and improvement of processes contributed to increase Profitability.

The total operating costs, excluding depreciation and amortization expenses, totaled R$ 2,959.5 million in 1Q10, recording an increase of 5.2% in the comparison with 1Q09. Such increase is due to the increased commercial activity in the period. When compared to 4Q09, the operating costs recorded a reduction of 1.8%, arising out of seasonality, optimum allocation of funds and continuous improvement of processes.

Commercial efficiency maintained, even in a quarter without special celebration dates.

The personnel expenses recorded increases of 3.0% in the quarter and of 15.8% in the year due to the incorporation, as from September 2009, of professionals who provide assistance in our own stores. Such fact resulted in a reduction in costs with third party services in the selling expenses.

The cost of services rendered in 1Q10 increased by 21.7% over 1Q09, as a result of the 34.2% increase in the costs of Fistel Fee and other taxes due to the growth of the customer base and the increase of 22.7% in interconnection expenses. When compared to 4Q09 the increase is of 2.4%, due to the increase in expenses with leasing of sites as a consequence of the increase in network coverage and capacity and third-party services.

The cost of goods sold recorded a reduction of 29.2% in the comparison between 1Q10 and 1Q09, and of 11.4% in the comparison between 1Q10 and 4Q09, even considering the increase in the customer base between the periods. This is due in part to the increase in sales of SIM Cards only.

In the 1Q10, the selling expenses increased by 10.8% in relation to 1Q09. This increase is related to higher expenses with third-party services, such as sales commissions and support, due to the increase in the commercial compared to the same period of last year. In the comparison with 4Q09, the selling expenses decreased by 4.3% as a result of less expenses with third-party services, especially outsourced labor in the own stores, which services started being provided by Vivo’s employees.

The Provision for Doubtful Accounts (PDD) in 1Q10 showed a reduction of 45.4% in relation to 1Q09, corresponding to 0.7% of the total gross revenue, 0.7 percentage points lower than in 1Q09 (1.4%). In comparison with 4Q09, the growth was of 5.5%, stable in relation to its percentage in the gross revenue. Vivo has continued with its collection actions and strict credit granting criteria, which have maintained this item under control.

The general and administrative expenses decreased by 4.6% and 3.8% in 1Q10 in relation to 1Q09 and 4Q09, respectively. The drop in both comparisons is a result of expenses with third-party services and others.

Other Operating Revenues/Expenses recorded expense of R$ 1.5 million. The comparison with 1Q09 presents an increase in the revenue, especially in circuit lease and fines. When compared to 4Q09, which recorded revenue of R$5.2 million, the variation is a result of the reduction in the revenue from recovered expenses, especially taxes.

                                   EBITDA

EBITDA margin of 30.1%in the 1Q10.

The EBITDA (earnings before interests, taxes, depreciation and amortization) in 1Q10 was R$ 1,273.7 million, an increase of 3.8% in relation to 1Q09, with an EBITDA Margin of 30.1%. When compared to 4Q09, the EBITDA recorded a reduction of 9.1%. The result recorded in 1Q10 reflects the continued growth in service revenue, combined with an efficient cost control, mainly due to the continuous improvement of the operating processes.

                                  DEPRECIATION AND AMORTIZATION

Depreciation and amortization expenses recorded an increase of 9.6% in 1Q10 over 1Q09, and of 4.9% over 4Q09, due to the investments in the period.

FINANCIAL REVENUES (EXPENSES) - VIVO
	Consolidated
R$ million	1 Q 10	4 Q 09	Δ%	1 Q 09	Δ%
Financial Revenues	109.2	20.0	446.0%	85.5	27.7%
Income from Financial Transactions	25.4	23.7	7.2%	64.1	-60.4%
Other financial revenues	83.8	19.8	323.2%	21.4	291.6%
(-) Pis and Cofins taxes	0.0	(23.5)	n.a.	0.0	n.a.
Financial Expenses	(167.5)	(162.4)	3.1%	(250.3)	-33.1%
Financial Expenses	(161.9)	(145.3)	11.4%	(236.1)	-31.4%
Monetary and exchange variations	(6.4)	(16.0)	-60.0%	(0.6)	966.7%
Effects "Lei 11.638/07"	0.8	(1.1)	n.a.	(13.6)	n.a.
Net Financial Income	(58.3)	(142.4)	-59.1%	(164.8)	-64.6%

Drop of 64.6% in net financial expenses in comparison with 1Q09.

Vivo’s net financial expenses decreased by R$ 106.5 million in the comparison of 1Q10 over 1Q09. This decrease is mainly due to a lower debt level (R$ 4,803.2 in 1Q10 against R$ 7,713.1 in 1Q09). Among the main amortizations made in the period is the one relating to the 3G licenses debt to Anatel (fully settled in Oct/09), which in 1Q09 generated a service cost of R$41 million. Such amount, added to the cost of the remaining debt in the period, generated an additional cost of R$ 78.4 million in 1Q09 in relation to 1Q10. We also recorded a net financial revenue in the 1Q10 relating to the recognition of updating of judicial deposit assets and contingency liabilities.

When compared to 4Q09, Vivo’s net financial expenses in 1Q10 decreased by R$ 84.1 million, mainly due to the recognition in 1Q10 of the income on court deposits and contingency liabilities, which had a positive impact on the net revenue. Further, there was an additional expense of R$23.5 million as a result of the PIS/Cofins taxes on interest on the own capital in December 2009. We recorded a lower debt service cost in 1Q10 occasioned by the drop in the effective interest rate in the period (1.99% in 1Q10 and 2.09% in 4Q09).

LOANS AND FINANCING - VIVO
	CURRENCY
Lenders (R$ million)	R$	URTJLP *	UMBND **	US$	Yen	Total
Structured Operations(1)	577.8	1,388.0	3.8	654.2	-	2,623.8
Debentures	1,943.5	-	-	-	-	1,943.5
Resolution 2770	-	-	-	96.9	26.9	123.8
Commercial Papers	111.4	-	-	-	-	111.4
Others	-	-	-	0.2	-	0.2
Adjust "Law 11.638/07"	2.5	-	-	2.2	(0.1)	4.6
Issue Costs	(4.1)	-	-	-	-	(4.1)
Total	2,631.1	1,388.0	3.8	753.5	26.8	4,803.2
Exchange rate used	1.000000	1.974080	0.035046	1.781000	0.019060
Payment Schedule
2010	688.9	251.0	2.1	115.9	-	1,057.9
As from 2010	1,942.3	1,137.0	1.6	637.6	26.8	3,745.3
Total	2,631.2	1,388.0	3.7	753.5	26.8	4,803.2

(1) - Structured operations along with development banks for investments: National Bank for Economic and Social Development (BNDES), Bank of the Northeast (BNB) and European Bank of Investments (BEI).

NET DEBT - VIVO
	Consolidated
	Mar 31, 10	Dec 31, 09	Mar 31, 09
Short Term	1,202.3	954.7	2,994.3
Long Term	3,600.9	4,169.8	4,718.8
Total debt	4,803.2	5,124.5	7,713.1
Cash and cash equivalents	(858.1)	(1,309.9)	(1,785.7)
Derivatives	(7.5)	10.6	(313.6)
Net Debt	3,937.6	3,825.2	5,613.8

(*) BNDES long term interest rate unit
(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant, considered as US$ and its wholly-owned subsidiaries.

Raising of Vivo’s rating from brAA to brAAA by Standard & Poor’s

The Company closed the 1Q10 with a debt of R$ 4,803.2 million (R$ 7,713.1 million in 1Q09), of which 16.3% is in foreign currency (UMBND, US$ and YEN), with 99.8% of the loans being protected by exchange hedge transactions). The debt in 1Q10 was offset by cash funds and financial investments (R$ 858.1 million) and by derivative assets and liabilities (R$ 7.5 million receivable), resulting in a net debt of R$ 3,937.6 million (R$ 5,613.8 million at March 31, 2009). Such drop in the net debt of R$ 1,676.2 is due to the lower debt service cost, allied to good cash generation by the Company. In 1Q10, the Company settled, at the respective maturity date, the 3rd issue of debentures in the amount of R$ 210 million, plus interest of R$ 22.8 million. Still in this quarter, the Company started the rescheduling of the 2nd issue / 2nd series of debentures, in the amount of R$ 800 million. Until the expiration of the dissenting period (April 09, 2010), we recorded R$ 459.9 million from debenture holders who did not reschedule their debentures.

At March 19, 2010, Standard & Poor’s raised in its Brazil National Rating System the long-term corporate credit rating assigned to Vivo, from “brAA” to “brAAA”, as well as the rating of its debentures, in the amount of R$ 1 billion (2nd issue), and of R$ 810 million (4th issue), from “brAA” to “brAAA”.

Reduction of the gross debt by 6.3% in 1Q10 in relation to 4Q09

The gross debt in 1Q10 recorded a drop of 6.3% when compared to 4Q09. In the comparison of 1Q10 over 4Q09, Vivo’s net debt recorded an increase of R$112.4 million, despite the fact that the Company recorded a consistent operating cash generation in the period, mainly due to the payment, in March, of the TFF (Inspection and Operation Fee) to Anatel in the amount of R$ 705.7 million.

Net Profit of R$ 191.9 million in 1Q10.

The consolidated Net Profit of R$ 191.9 million in 1Q10 represents an increase of 44.3% in relation to 1Q09, reflecting the better operational and financial performance. Vivo has continued to place its focus on profitability, as it becomes evident from the repeated positive results in the last quarters.

Payment of Interest on the Own Capital and Dividends.

Vivo effected the payment on April 19, 2010 of the 50% referring to the dividends declared based on the 2009 year-end balance sheet to the holders of common and preferred shares, the total amount of which is made up of interest on the own capital of R$ 104,135,762.30, with 15% withholding income tax, resulting in net interests of R$ 88,515,397.96 and included as dividends, as set forth in article 9 of Law no. 9249/95, added to the dividends in the amount of R$ 730,364,262.13, resulting in a per share dividend of R$ 2.049299159273, in the total net amount of R$ 818,879,660.08. The net amount paid on this date was R$ 409,439,830.04.

The proposal for the profit allocation was approved at the General Meeting (AGO) held on April 16, 2010, with the balance of 50% to be paid on October 25, 2010.

Shareholding Structure and Capital Stock Composition

CAPITAL STOCK OF VIVO PARTICIPAÇÕES S.A. on March 31, 2010
Shareholders	Common Shares		Preferred Shares		TOTAL
Brasilcel, N.V.	52,731,031	38.4%	91,087,513	34.6%	143,818,544	35.9%
Portelcom Participações S.A.	52,116,302	38.0%	24,669,191	9.4%	76,785,493	19.2%
TBS Celular Participações LTDA	17,204,638	12.5%	291,449	0.1%	17,496,087	4.4%
Controlling Shareholder Group	122,051,971	88.9%	116,048,153	44.1%	238,100,124	59.4%
Treasury shares	0	0.0%	1,123,725	0.4%	1,123,725	0.3%
Others shareholders	15,217,217	11.1%	146,272,761	55.5%	161,489,978	40.3%
TOTAL	137,269,188	100.0%	263,444,639	100.0%	400,713,827	100.0%

Merger of Telemig Celular S.A.

Vivo communicated to its shareholders and to the market in general that, on December 03, 2009, it filed a request with the National Telecommunications Agency – Anatel for prior approval of the merger of Telemig Celular S.A. into Vivo Participações S.A., in conformity with the provisions set forth in Law no. 9472/97 – General Telecommunications Law, in the Regulation for Verification of Share Control and of Transfer of Share Control in Telecommunication Service Providers, as approved by Resolution no. 101/1999, as well as in other applicable regulatory instruments.

At the Extraordinary Shareholders’ Meeting held on November 30, 2009, the inclusion of the activity of mobile telephony service provider in the Bylaws of Vivo Participações was approved in order to enable the future merger mentioned above.

Subsequent Event.

On April 09, 2010, the period for debenture holders dissenting to the new conditions provided for by the Board of Directors of the Company relating to the rescheduling of the debentures of the 2nd issue / 2nd series expired. Our strategy of continuous financing cost reduction combined with the decrease in our debt levels and the access to low cost credit sources led to the offer of re-pricing conditions that resulted in dissidence from some of the debenture holders. The amount resulting from debenture holders having chosen to exercise the right to sell their debentures was R$ 459.9 million. Such amount was reclassified to short-term in conformity with the technical pronouncement – subsequent event (CPC 24).

CONSOLIDATED INCOME STATEMENTS - VIVO PARTICIPAÇÕES S.A.
	Consolidated
R$ million	1 Q 10	4 Q 09	Δ%	1 Q 09	Δ%
Gross Revenues	6,003.5	6,204.3	-3.2%	5,615.1	6.9%
Gross service revenues	5,294.3	5,391.7	-1.8%	4,907.7	7.9%
Deductions – Taxes and others	(1,364.8)	(1,330.9)	2.5%	(1,194.8)	14.2%
Gross handset revenues	709.2	812.6	-12.7%	707.4	0.3%
Deductions – Taxes and others	(405.5)	(457.1)	-11.3%	(379.9)	6.7%
Net Revenues	4,233.2	4,416.3	-4.1%	4,040.4	4.8%
Net service revenues	3,929.5	4,060.8	-3.2%	3,712.9	5.8%
Access and Usage	1,695.4	1,737.0	-2.4%	1,696.9	-0.1%
Network usage	1,505.2	1,608.9	-6.4%	1,518.5	-0.9%
Data Revenues plus VAS	687.0	640.3	7.3%	452.7	51.8%
SMS + MMS	279.1	294.1	-5.1%	240.0	16.3%
Internet Revenues	366.4	304.7	20.2%	166.7	119.8%
Other Data Revenues plus VAS	41.5	41.5	0.0%	46.0	-9.8%
Other services	41.9	74.6	-43.8%	44.8	-6.5%
Net handset revenues	303.7	355.5	-14.6%	327.5	-7.3%
Operating Costs	(2,959.5)	(3,014.9)	-1.8%	(2,813.5)	5.2%
Personnel	(243.7)	(236.5)	3.0%	(210.4)	15.8%
Cost of services rendered	(1,281.1)	(1,250.5)	2.4%	(1,053.0)	21.7%
Leased lines	(84.4)	(80.7)	4.6%	(80.0)	5.5%
Interconnection	(671.9)	(701.1)	-4.2%	(547.5)	22.7%
Rent/Insurance/Condominium fees	(96.3)	(79.8)	20.7%	(83.4)	15.5%
Fistel and other taxes and contributions	(251.8)	(253.4)	-0.6%	(187.7)	34.2%
Third-party services	(169.6)	(134.5)	26.1%	(134.5)	26.1%
Others	(7.1)	(1.0)	610.0%	(19.9)	-64.3%
Cost of handsets	(433.2)	(489.0)	-11.4%	(612.1)	-29.2%
Selling expenses	(846.0)	(884.1)	-4.3%	(763.4)	10.8%
Provision for bad debt	(42.4)	(40.2)	5.5%	(77.6)	-45.4%
Third-party services	(650.2)	(694.6)	-6.4%	(539.2)	20.6%
Costumer loyalty and donations	(109.4)	(98.0)	11.6%	(100.1)	9.3%
Others	(44.0)	(51.3)	-14.2%	(46.5)	-5.4%
General & administrative expenses	(154.0)	(160.0)	-3.8%	(161.4)	-4.6%
Third-party services	(123.0)	(126.5)	-2.8%	(124.9)	-1.5%
Others	(31.0)	(33.5)	-7.5%	(36.5)	-15.1%
Other operating revenue (expenses)	(1.5)	5.2	n.a.	(13.2)	-88.6%
Operating revenue	86.2	93.1	-7.4%	63.3	36.2%
Operating expenses	(93.6)	(102.0)	-8.2%	(95.8)	-2.3%
Other operating revenue (expenses)	5.9	14.1	-58.2%	19.3	-69.4%
EBITDA	1,273.7	1,401.4	-9.1%	1,226.9	3.8%
Margin %	30.1%	31.7%	-1.6 p.p.	30.4%	-0.3 p.p.
Depreciation and Amortization	(871.3)	(830.9)	4.9%	(795.2)	9.6%
EBIT	402.4	570.5	-29.5%	431.7	-6.8%
Net Financial Income	(58.3)	(142.4)	-59.1%	(164.8)	-64.6%
Financial Revenues	109.2	20.0	446.0%	85.5	27.7%
Income from Financial Transactions	25.4	23.7	7.2%	64.1	-60.4%
Other financial revenues	83.8	19.8	323.2%	21.4	291.6%
(-) Pis and Cofins taxes	0.0	(23.5)	n.a.	0.0	n.a.
Financial Expenses	(167.5)	(162.4)	3.1%	(250.3)	-33.1%
Financial Expenses	(161.9)	(145.3)	11.4%	(236.1)	-31.4%
Monetary and exchange variations	(6.4)	(16.0)	-60.0%	(0.6)	966.7%
Effects "Lei 11.638/07"	0.8	(1.1)	n.a.	(13.6)	n.a.
Taxes	(152.2)	(210.9)	-27.8%	(120.3)	26.5%
Minority Interest	0.0	0.0	n.a.	(13.6)	-100.0%
Net Income	191.9	217.2	-11.6%	133.0	44.3%

CONSOLIDATED BALANCE SHEET - VIVO
R$ million	Consolidated
ASSETS	Mar 31. 10	Dec 31. 09	Δ%
Current Assets	5,972.3	6,003.0	-0.5%
Cash and equivalents cash	805.9	1,258.6	-36.0%
Temporary cash investments (collateral)	35.4	39.2	-9.7%
Net accounts receivable	2,554.4	2,546.8	0.3%
Inventory	302.1	423.6	-28.7%
Deferred and recoverable taxes	1,205.2	1,186.2	1.6%
Deposits and blokages court	232.4	200.9	15.7%
Derivatives transactions	3.0	14.7	-79.6%
Prepaid Expenses	674.9	162.0	316.6%
Other current assets	159.0	171.0	-7.0%
Non- Current Assets	14,699.6	15,124.8	-2.8%
Long Term Assets:
Temporary cash investments (as collateral)	52.2	51.3	1.8%
Deferred and recoverable taxes	3,570.0	3,670.1	-2.7%
Deposits and blokages court	815.1	609.0	33.8%
Derivatives transactions	147.4	137.1	7.5%
Prepaid Expenses	25.3	23.4	8.1%
Other long term assets	3.0	3.0	0.0%
Investment	0.1	0.1	0.0%
Plant, property and equipment	6,010.2	6,408.5	-6.2%
Net intangible assets	4,076.3	4,222.3	-3.5%
Total Assets	20,671.9	21,127.8	-2.2%
LIABILITIES
Current Liabilities	6,269.4	6,451.5	-2.8%
Personnel, tax and benefits	156.1	161.3	-3.2%
Suppliers and Consignment	2,728.0	3,053.6	-10.7%
Taxes, fees and contributions	987.4	953.4	3.6%
Loans and financing	669.3	688.4	-2.8%
Debentures	533.0	266.3	100.2%
Interest on own capital and dividends	246.1	322.4	-23.7%
Contingencies provision	129.1	134.2	-3.8%
Derivatives transactions	35.0	31.0	12.9%
Other current liabilities	785.4	840.9	-6.6%
Non-Current Liabilities	4,952.0	5,417.6	-8.6%
Long Term Liabilities:
Taxes, fees and contributions	875.4	765.0	14.4%
Loans and financing	2,192.1	2,306.6	-5.0%
Debentures	1,408.8	1,863.2	-24.4%
Contingencies provision	150.6	143.9	4.7%
Derivatives transactions	108.1	131.4	-17.7%
Other long term liabilities	217.0	207.5	4.6%
Shareholder's Equity	9,450.5	9,258.7	2.1%
Total Liabilities and Shareholder's Equity	20,671.9	21,127.8	-2.2%

Indirect Cash Flow Statement (CONSOLIDATED/COMBINED)
In million of R$	Consolidated
CASH FLOW GENERATED FROM OPERATING ACTIVITIES	1Q 10	4Q 09	1Q 09
Net profit for the period	191.9	217.2	133.0
Adjustments for reconciliation of the net profit (loss) of the period with funds generated from operating activities
Minority interest	-	-	13.6
Depreciation and amortization	871.3	830.9	795.2
Losses(gains) in investment	-	(13.9)	2.0
Residual cost of written-off fixed assets	0.3	2.4	0.3
Provisions (reversals) for inventory losses	(3.8)	10.5	7.8
Provisions for disposal of assets	(2.4)	(39.0)	(0.8)
Provisions (reversals) for suppliers	31.3	6.5	(49.2)
Losses(gains) in forward and swap contracts	(21.0)	53.0	105.4
Provisions (reversals) for taxes and contributions	97.4	(17.5)	61.4
Losses in loans, financing and debentures	28.0	(38.9)	(57.9)
Monetary and exchange variations	(23.3)	(21.7)	1.8
Provisions for doubtful accounts	42.4	40.2	77.6
Provisions for contingencies	32.4	33.4	35.7
Provisions (reversals) for customer retention program	4.7	0.1	(3.1)
Deferred income tax	43.9	193.0	58.6
Post-employment benefit plans	(0.1)	1.5	0.6
Increase in operating assets
Accounts receivable	(49.9)	(53.8)	119.3
Inventory	125.3	54.5	288.1
Deferred and recoverable taxes	33.8	(0.8)	213.8
Other current and non-current assets	(692.5)	(27.4)	(393.0)
Reduction in operating liabilities:
Labor, payroll charges and pension benefits	(5.3)	(13.6)	(53.6)
Suppliers and accounts payable	(233.1)	(88.1)	(548.8)
Interest on loans, financing and debentures	(25.0)	(37.7)	108.4
Taxes, duties and contributions	28.8	23.5	(101.6)
Provisions for contingencies	(31.2)	(35.7)	(24.1)
Other current and non-current liabilities	(51.1)	60.8	(51.1)
Cash generated from operating activities	392.8	1,139.4	739.4
CASH FLOW GENERATED FROM INVESTMENT ACTIVITIES
Additions to property, plant & equipment and intangible assets	(452.6)	(453.6)	(738.1)
Aplication in investments funds	-	-	8.8
Proceeds from disposal of property, plant & equipment	1.6	1.6	0.6
Cash used in investment activities	(451.0)	(452.0)	(728.7)
CASH FLOW GENERATED FROM INVESTMENT ACTIVITIES
Funding from loans, financing and debentures	110.0	940.1	210.0
Repayment of loans, financing and debentures	(434.2)	(906.3)	(550.5)
Receipts (payments) for forward contracts and swaps	6.5	(24.2)	7.3
Receipts for stock replacement - share fractions	-	0.8	-
Payments of dividends and interest on own capital	(76.7)	(296.4)	(122.7)
Receipts (payments) for stock grouping, net	(0.1)	(0.2)	(0.4)
Cash used in financing activities	(394.5)	(286.2)	(456.3)
CASH INCREASE	(452.7)	401.2	(445.6)
CASH
Initial balance	1,258.6	857.4	2,182.9
Final balance	805.9	1,258.6	1,737.3
	(452.7)	401.2	(445.6)

ANNEX I

The first quarter of 2010 was marked by the adoption of accounting rules arising out of the new CPCs issued in 2009 and approved by the CVM (Brazilian Securities and Exchange Commission) in the same year by resolution. Among these procedures, the following are worthy of mention and resulted in changes on the financial statements of the company:

Impacts on revenue:

  Recognition of revenues of multiple elements: To comply with requirements of CPC 30, value of transactions included in transactions of multiple elements started to be segregated and recognized in the results as service revenues as long as customer uses these services.
  Allocation of revenue per plans: In order to comply with the determination of accounting the revenue for the fair value, the revenue referring to post-paid plans, previously accounted as usage and voice, was segregated and recognized in the income according to the offering existing in each plan. Accordingly, the packages that were offered were treated as “combos” and the monthly usage was distributed among voice, data and other revenue, according to the packages selected by the customer.
  Roaming Adjustment: The amounts referring to local domestic and international calls made by customers on Roaming, which were previously accounted as a transferred liability, began being treated as revenue, and the amounts transferred started being treated as cost. Such change arises out of Vivo being deemed as principal in these calls, having in consideration that the risk of default thereof is fully undertaken by Vivo.
  Loyalty program: The amounts referring to the provision for the rewarding program were reclassified in the income statement from commercial expenses to gross revenue. Accordingly, the amounts referring to the rewarding program started being added to (or deducted from) the gross service revenue of the company.
  Reclassifications of extraordinary items: In accordance with the new CPCs, the extraordinary items must be classified in the same lines where they were originally posted. Accordingly, the amounts referring to extraordinary gains which included the revenue of prior years, and were posted as other revenues in 2009, were reclassified to revenues.
Net Revenue Variations	1Q09	4Q09
R$ thousand	Consolidated	Consolidated
Net service revenue before adjustments	3,669,730	3,917,308
Revenues of multiple elements	25,208	45,467
Roaming	13,938	29,359
Loyalty Program	3,998	(70)
ICMS		68,785
Net service revenue after adjustments	3,712,874	4,060,849

Net handsets revenue before adjustments	350,389	402,642
Revenues of multiple elements	(22,912)	(47,105)
Net handsets revenue after adjustments	327,477	355,537

Net operating revenue before adjustments	4,020,119	4,319,950
Net operating revenue after adjustments	4,040,351	4,416,386

Impacts on the costs of services rendered and goods sold:

  Roaming Adjustment: The amounts transferred to other operators referring to local domestic and international calls made by customers on Roaming started being treated as cost. The change arises out of Vivo being deemed as principal in these calls, having in consideration that the risk of default thereby is fully undertaken by Vivo.
  Fistel: The Fistel fee on activations was treated as an advance expense and amortized in the result according to the average useful life of the customers in the base. Beginning this quarter, the value started being fully allocated to the result in the activation month.
  Infrastructure swap agreements: In accordance with CPC 30, contracts for swap of assets having similar physical characteristics and values must not be treated as transactions generating revenues or costs. Accordingly, contracts referring to exchange of assets with other operators had their costs offset with the revenues generated by the same contract.
  Reclassifications of extraordinary items: In accordance with the new CPCs, the extraordinary items must be classified in the same lines as they were originally posted. Accordingly, the extraordinary gains referring to suppliers release and reversal of the PPR provision of prior years posted as other revenues in 2009 were reclassified to the same cost item in which the expenses were originally stated.
  Interest on work in progress: Interest on work in progress used to be capitalized and depreciated considering the same criteria and useful life as the asset to which it was incorporated. However, with the adoption of CPC 20 and after internal analysis the company concluded that this interest on work in progress should not be capitalized. Accordingly, for comparison purposes, all the values capitalized in 2009 were reviewed, generating a reversal thereof and a reversal of the depreciation recognized in the quarter
Expenses Variations	1Q09	4Q09
R$ thousand	Consolidated	Consolidated
Cost of Services Rendered before adjustments	(1,664,357)	(1,920,158)
Fistel	22,887	(33,639)
Roaming	(13,938)	(29,359)
Infrastructure Swap	(1,300)	3,970
Depreciation of Interest on work in progress	133	1,025
Recovered expenses reclassification	10,213	50,307
Cost of Services Rendered after adjustments	(1,646,362)	(1,927,854)

Cost of Goods Sold before adjustments	(613,131)	(491,781)
Reclassification of recovered expenses – PIS/COFINS over terminals	1,043	2,651
Cost of Goods Sold after adjustment	(612,088)	(489,130)

Total Cost before adjustments	(2,277,488)	(2,411,939)
Total Cost after adjustments	(2,258,450)	(2,416,984)

Impacts on selling expenses:

  Loyalty program: The amounts referring to the provision for the rewarding program were reclassified in the income statement from commercial expenses to gross revenue. Accordingly, the amounts referring to the rewarding program started being added to (or deducted from) the gross service revenue of the company. This adjustment did not cause impacts on this item in 1Q09.  In 4Q09 impact was R$70 thousand.
  Reclassification of extraordinary items: In accordance with the new CPCs, the extraordinary items must be classified in the same item lines as they were originally posted. Accordingly, extraordinary gains referring to suppliers release and reversal of the PPR provisions for prior years posted as other revenue in 2009 were reclassified to the same item line of expenses in which the expenses were originally stated. This adjustment caused a reduction of R$794 thousand in this item in 1Q09.  In 4Q09 the impact was a reduction of R$6,557 thousand.

Impacts on administrative expenses:

  Reclassifications of extraordinary items: In accordance with the new CPCs, the extraordinary items must be classified in the same item lines as they were originally posted. Accordingly, the extraordinary gains referring to supplier releases and reversal of PPR provision for prior years posted as other revenue in 2009 were reclassified to the same item line of expense in which the expenses were originally stated. This adjustment caused a reduction of R$811 thousand in this item in 1Q09 and of R$1,848 in 4Q09.

Impacts on other operating revenues (expenses):

  Reclassifications of extraordinary items: In accordance with the new CPCs, the extraordinary items must be classified in the same item lines as they were originally posted. Accordingly, the extraordinary gains of prior years mentioned in the explanations above, posted as other revenue in 2009, were reclassified to the same item line of expense or revenue in which they were originally stated. The net impact of the reclassifications in this item in 1Q09 was a reduction in operating revenues of R$17,693 thousand. In 4Q09, this reduction was of R$109,675 thousand.

Impacts on the financial result:

  Interest on work in progress: The company reviewed its policies of capitalization of interest on works in progress, starting to capitalize only the interest on works having a maturity date of more than 12 months. Accordingly, for comparison purposes, all the amounts capitalized in 2009 were reviewed, generating a reversal thereof. This change caused an increase in financial expenses and a reduction in CAPEX in the financial statements of 2009 and 2010. The impact of this change was a worsening in the financial result of R$15,742 in 1Q09 and of R$5,452 thousand in 4Q09.

Impacts on the EBITDA:

As a result of all the above mentioned adjustments, the EBITDA disclosed for the first quarter of 2009 was increased by R$23,049 thousand. In relation to the 4Q09 the adjustments caused a reduction of R$10,834 thousand.

Detailed explanation of all the adjustments from the adoption of the CPCs 15 to 40 and changes in accounting practices can be found in the note 2.b in our explanation notes.

CONFERENCE CALL – 1Q10

In Portuguese

Date: May 03, 2010 (Monday)
Time: 9:00 a.m. (Brasília time) and 08:00 a.m. (New York time)
Telephone number: (55 11) 2188-0188
Conference Call Code: VIVO
Webcast: www.vivo.com.br/ri

The conference call audio replay will be available until May 11, 2010 at telephone number (55 11) 2188-0188 - code: Vivo or in our website

In English

Date: May 03, 2010 (Monday)
Time: 11:00 a.m. (Brasília time) and 10:00 a.m. (New York time)
Telephone number: (+1 412) 858-4600
Conference Call Code: Vivo
Webcast: www.vivo.com.br/ir

The conference call audio replay will be available until May 11 2010 at telephone number +1(412) 317-0088 - code: 439181# or in our website.

VIVO – Investor Relations
Cristiane Barretto Sales Carlos Raimar Schoeninger Luis Carlos Plaster Janaina São Felicio

          Av Chucri Zaidan, 860 – Morumbi – SP – 04583-110

Telephone: +55 11 7420-1172 e-mail: ir@vivo.com.br Information available in our website: http://www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure.
Working capital = Operational Current assets – Operational Current liabilities.
Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions.
Net Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash within a one-year period.
EBIT – Earnings before interest and taxes.
EBITDA – Earnings result before interest. taxes. depreciation and amortization.
Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company’s financial leverage.
Operating Cash Flow = EBITDA – CAPEX.
IST = Telecommunications Services Index.
EBITDA Margin = EBITDA / Net Operating Revenue.
Allowance for doubtful accounts  = A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days, includes part of clients under negotiation.
NE – Shareholders’ Equity.
Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.
CDMA – (Code Division Multiple Access) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.
CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.
CSP – Carrier Selection Code.
SMP – Personal Mobile Services.
SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.
WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop.
GSM – (Global System for Mobile) – an open digital cellular technology used for transmitting mobile voice and data services. It is a circuit witched system that divides each channel into time-slots.

Operating indicators:

Gross additions – Total of customers acquired in the period.
Net additions = Gross Additions – number of customers disconnected.
ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.
Postpaid ARPU – ARPU of postpaid service users.
Prepaid ARPU – ARPU of prepaid service users.
Blended ARPU – ARPU of the total customer base (contract + prepaid).
Entry Barrier – Value of the least expensive phone offered.
Customers – Number of wireless lines in service.
Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2).
Market share = Company’s total number of customers / number of customers in its operating area.
Market share of net additions: participation of estimated net additions in the operating area.
MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outbound minutes + incoming minutes) / monthly average of customers in the period.
Postpaid MOU – MOU of postpaid service users.
Prepaid MOU – MOU of prepaid service users.
Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.
Productivity = number of customers / permanent employees.
Right planning programs – Customer profile adequacy plans
SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies + free lease to corporate customers (PJ) + Fistel) / gross additions.
VC – amount owed by the User, per time unit, for the communication.
VC1 – amount owed by the User, per time unit, for a call made to a STFC Access Code in the internal geographic area of the Registration Area of the call originated.
VC2 – amount owed by the User, per time unit, for a domestic long distance call to a location outside the registration area where the user is located but inside his/her primary area code.
VC3 – amount owed by the User, per time unit, for a domestic long distance call to a location outside the registration area where the user is located and outside his/her primary area code.
VU-M – amount payable to a SMP Operator, per time unit, for the use of its network (interconnection fee).
Partial Bill & Keep – system of collection for use of local network between SMP operators which occurs only when traffic between them exceeds 55%, which impacts revenue and interconnection cost. Application of Partial Bill &Keep ceased as from July 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 04, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.